SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of April 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                    ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                     ---      ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing logo


                                  GENESYS S.A.
                                 SOCIETE ANONYME
                        SHARE CAPITAL : Euros 77.356.020
                               REGISTERED OFFICE :
                              Immeuble l'Acropole,
                             954 avenue Jean Mermoz,
                        34967 MONTPELLIER Cedex 2, France
                          RCS Montpellier B 339 697 021




                         NOTICE OF SHAREHOLDERS' MEETING




                            COMBINED GENERAL MEETING

                          (ORDINARY AND EXTRAORDINARY)

                            ON THURSDAY JUNE 5, 2003







   The shareholders of GENEYS S.A. are hereby informed that a Combined General
             Meeting (Ordinary and Extraordinary) is to be convened
                       On Thursday June 5, 2003 at 5.00 pm
                             at Genesys Headquarters
           954, avenue Jean Mermoz, 34967, Montpellier cedex 2, France



         In conformity to French law an initial meeting is scheduled for
          Wednesday May 28, 2003 at 2.00 pm at the Company's registered office, Immeuble l'Acropole, 954, avenue Jean Mermoz,

                       34967, Montpellier cedex 2, France

           As it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on June 5, 2003 at 5.00 pm.


  Documents covered by article 133 of Decree n(degree)67-236 of March 23, 1967




CONTENTS                                                                                             Pages
===========================================================================================================


o       How to vote....................................................................................3



o       Agenda.........................................................................................5



o       Proposed Resolutions with report of the Board


o       Within the authority of an Ordinary General Meeting............................................6


        o       Within the authority of an Extraordinary General Meeting...............................7



        o       Report of Board of Directors...........................................................10



o       Brief review of the Company's position for the 2002 financial year.............................14



o       Five year financial summary....................................................................16



o       Board Of Directors and Management biographies..................................................17



o       Request for a mailing of the documents and information.........................................20



o       Request for an admission card..................................................................21






                     UNOFFICIAL TRANSLATION FOR CONVENIENCE ONLY - FRENCH VERSION PREVAILS



How to vote
================================================================================

Genesys SA is a dual listed company, listed on Euronext Paris and on the Nasdaq National Market.

                                   * * * * * *

For the Shares listed on Euronext Paris, if you want to vote, you have to:


Steps to be taken by a holder of registered shares


The holders of registered Shares must have their Shares registered in their names at least 1 day prior to the date of the Meeting;

     o If the holder of registered Shares wishes to attend the Meeting, he/she must :

          o Request an admission card in his/her name from NATEXIS BANQUES POPULAIRES - Service des Assemblees, 10-12 avenue Winston Churchill, 94677 Charenton-le-Pont Cedex, France, phone: (+33) 1 58 32 34 89, fax: (+33) 1 58 32 46 60. This card will be mailed to him/her.

     o If the holder of registered Shares cannot attend the meeting, he/she may nevertheless :

          o    Either give a proxy to the Chairman of the Board of the Company,
          o Or be represented by another Voting Shareholder or his/her spouse,
          o    Or vote by mail

          In all three cases, the holder of registered Shares must obtain a proxy and mail-in voting forms by writing to NATEXIS BANQUES POPULAIRES - Service des Assemblees. In order to allow time for such forms to be issued, requests must be received at NATEXIS BANQUES POPULAIRES - Service des Assemblees, phone: (+33)1 58 32 34 89, fax:
          (+33) 1 58 32 46 60 no later than 2 days prior to the date of the Meeting.

          The proxy or mail-in voting form, duly completed, must be returned to NATEXIS BANQUES POPULAIRES - Service des Assemblees, phone: (+33) 1 58 32 34 89, fax: (+33) 1 58 32 46 60 and received at least 1 day prior to the date of the Meeting.

Steps to be taken by a holder of bearer shares

The holders of bearer Shares should, at least 1 day prior to the date of the Meeting, provide evidence that their Shares are being held in a blocked account, in the form of a certificate issued by the financial intermediary with whom such account is maintained. Such certificate should be sent to NATEXIS BANQUES POPULAIRES - Service des Assemblees, 10-12 avenue Winston Churchill, 94677 Charenton-le-Pont Cedex, France, phone: (+33) 1 58 32 34 89, fax: (+33) 1 58 32 46 60. The Shares may not be released for possible transfer until after the end of the last Meeting at which the quorum requirement is met;

     o If the holder of bearer Shares wishes to attend the Meeting, he/she must :

          o 1 days prior to the date of the Meeting, ask the financial intermediary who holds his/her Shares on account to block them,
          o Request an admission card in his/her name from NATEXIS BANQUES POPULAIRES - Service des Assemblees,

     o If the holder of bearer Shares cannot attend the Meeting, he/she may nevertheless :

          o    Either give a proxy to the Chairman of the Board of the Company,
          o Or be represented by another Voting Shareholder or his/her spouse,
          o    Or vote by mail

In all three cases, the holder of bearer Shares must :

          o 1 day prior to the date of the Meeting, ask the financial intermediary who holds his/her Shares on account to block them,
          o request a proxy and mail-in voting form from such financial intermediary

          The proxy or mail-in voting form, duly completed, must be returned to NATEXIS BANQUES POPULAIRES - Service des Assemblees, and received at least 2 days prior to the date of the Meeting.

          Proxy or mail-in votes will only be accepted subject to prior receipt of the certificate evidencing the fact that his/her Shares are being held in a blocked amount. Regardless of the choice of the Voting Shareholder who holds bearer Shares, his/her Shares must remain blocked until after the end of the last validly constituted Meeting.


                                    * * * * *

For the Shares listed on the Nasdaq National Market, if you want to vote, you have to:



Steps to be taken by an ADR Holder

Some Shares are held in the form of an American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"). Each ADS represents the right to receive one-half of one Share. ADSs are listed on the Nasdaq National Market

The holders of ADRs evidencing ADSs should contact The Bank of New York, as Depositary, at 1-888-269-2377 (toll free number) or 1-610-312-5315 for international ADR holders.

The Holders of ADRs may exercise voting rights with respect to the ADSs by completing the voting instructions card prepared by the Bank of New York, which is being delivered together with this notice to the holders of ADRs.

                                    * * * * *


 any voting Shareholder who has cast a mail-in vote will not have the right to participate in the Meeting in person or to give a proxy to any other person

AGENDA
================================================================================



The Shareholders are convened by the Board of Directors to a General Shareholders' Meeting on thursday May 28 , 2003 (1st call) at 2.00 pm at the head office, Immeuble l'Acropole, 954 avenue Jean Mermoz, 34967 MONTPELLIER Cedex 2, France in order to deliberate on the following agenda.

However, As it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on June 5, 2003 (2nd call) at 5.00 pm.


Within the Competence of the ordinary Shareholder meeting

     o    Approval of the corporate financial statements

     o    Allocation of profit and loss

     o    Approval of the consolidated financial statements

     o Approval of agreements referred to in Article L225-28 of the French Commercial Code

     o    Determination of the amount of the directors' fees

     o    Appointment of four new directors

     o    Powers to carry out formalities

Within the competence of the extraordinary Shareholder meeting

     o    Capital decrease by decrease of the shares' par value;

     o    Capital increase with preferred subscription right

     o Authorization to be given to the board of directors in order to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor of the latter

     o Authorizations and powers to be given to the board of directors to grant stock options

     o    Powers to carry out formalities

TEXT OF THE RESOLUTIONS PROPOSED TO THE ORDINARY AND
EXTRAORDINARY SHAREHOLDERS' MEETING
================================================================================



Ladies and Gentlemen:

Please find hereinafter the text of the resolutions


                FALLING WITHIN THE ORDINARY SHAREHOLDERS' MEETING

First resolution (Approval of the corporate financial statements)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the management report of the board of directors and the general report of the statutory auditors, approves the balance sheet, the profit and loss statement and the notes thereon for the fiscal year ended December 31, 2002, as they were presented to it, as well as all transactions reflected in such financial statements or summarized in such reports.

Consequently, the shareholders' meeting grants full and unreserved discharge to the directors for their management during the previous fiscal year.

Second resolution (Allocation of profit and loss)

The shareholders' meeting notices that the company achieved, for the fiscal year ended December 31, 2002, a loss amounting to (euro) 141,803,246.55 that it decides to allocate to the "Carry Forward". The "Carry Forward" has consequently a negative balance as of December 31, 2002 of (euro) 201,804,480.73. The shareholders' meeting furthermore acknowledges that no dividends have been distributed in respect of the previous three fiscal years.

Third resolution (Approval of the consolidated financial statements)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the reports of the board of directors and statutory auditors, approves the consolidated financial statements for the fiscal year ended December 31, 2002, as they are presented to it, as well as all transactions reflected in such financial statements or summarized in such reports.

Consequently, the shareholders' meeting grants full and unreserved discharge to the directors for their management during the past fiscal year.

Fourth resolution (Agreements referred to in Article L.225-38 of the French Commercial Code)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the special report of the statutory auditors drawn up pursuant to Article L.225-40 of the French Commercial Code, approves the transactions and agreements mentioned therein.

Fifth resolution (Determination of the amount of the directors' fees)

The shareholders' meeting sets at 150,000 euros the amount of directors' fees to be allocated between the directors for the current fiscal year and for each of the following fiscal years until a new decision is made.

Sixth resolution (Appointment of a new director)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, appoints as director, for a three-year period, Mr. Thomas H. Abbott.

Consequently, his term of office will expire upon adjournment of the ordinary shareholders' meeting called to rule on the financial statements for the fiscal year ending December 31, 2004.

Seventh resolution (Appointment of a new director)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, appoints as director, for a three-year period, Mr. David G. Detert.

Consequently, his term of office will expire upon adjournment of the ordinary shareholders' meeting called to rule on the financial statements for the fiscal year ending December 31, 2004.

Eight resolution (Appointment of a new director)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, appoints as director, for a three-year period, Universal Capital Partners, a Belgian societe anonyme, represented by Mr. Pierre Besnainou as permanent representative.

Consequently, the term of office of Universal Capital Partners will expire upon adjournment of the ordinary shareholders' meeting called to rule on the financial statements for the fiscal year ending December 31, 2005.

Ninth resolution (Appointment of a new director)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, appoints as director, for a three-year period, Mr. Paul Sfez.

Consequently, his term of office will expire upon adjournment of the ordinary shareholders' meeting called to rule on the financial statements for the fiscal year ending December 31, 2005.

Tenth resolution (Powers to carry out formalities)

The shareholders' meeting grants all powers to the bearer of an original, a copy, or an extract from these minutes in order to carry out all formalities of filing, publicity and other where necessary.

             FALLING WITHIN THE EXTRAORDINARY SHAREHOLDERS' MEETING

Eleventh resolution (Capital decrease based on losses)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors and the special report of the statutory auditors prepared in accordance with law, and having noticed in the second resolution proposed to the ordinary shareholders' meeting held on the date hereof that the negative carry forward amounts as of December 31, 2002 to (euro) 201,804,480.73, decides to decrease the share capital by (euro) 61,884,816 to reduce it from (euro) 77,356,020 to (euro) 15,471,204, in order to wipe off, up to (euro) 61,884,816, said carry forward by imputing it against the company's share capital,

Twelfth resolution (Decrease in the par value of the shares)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors and the special report of the statutory auditors prepared in accordance with law, decides to proceed to the capital decrease decided in the eleventh resolution above by decreasing the par value of each share from (euro) 5 to (euro) 1.

Thirteenth resolution (Amendment to the by-laws)

The shareholders' meeting notices the completion of the capital decrease, and decides to amend Article 6 of the by-laws; such article will now be drafted as follows:

"Article 6 - SHARE CAPITAL

The Share Capital shall amount to fifteen million four hundred and seventy-one thousand two hundred and four euros ((euro) 15,471,204). It shall be formed of fifteen million four hundred and seventy-one thousand two hundred and four (15,471,204) shares of par value one (1) euro each, fully paid up and all of same category."

Fourteenth resolution (Capital increase)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors on a draft capital increase with shareholders' preferred subscription right of an amount included between (euro) 6,000,000 and (euro) 8,000,000, issuance premium included, approves to the extent necessary and considering the specific circumstances set forth in said report, the principle of such increase, to be carried out by the board of directors pursuant to the delegation of powers granted under the eleventh resolution of the shareholders' meeting of June 28, 2002.

Fifteenth resolution (Authorization to be granted to the board of directors in order to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor of the latter)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors and the special report of the statutory auditors, and pursuant, on the one hand, to the provisions of Articles L.225-129 VII and L.225-138 of the French Commercial Code, and on the other hand, of Articles L.443-1 et seq. of the French Labor Code:

1. Delegates to the board of directors the necessary powers to carry out the share capital increase, in one or more occasions, of a maximal nominal amount of 1 million euros, through issuance of shares reserved for employees, pre-retired or retired persons of the company and of French or foreign companies related thereto under the legal conditions, since such employees, pre-retired or retired persons join a company or group savings plan or a voluntary employee savings partnership plan that would be set up pursuant to Articles L.443-1 et seq. of the French Labor Code;

2. Sets at twenty-six month, as from the day of this meeting, the term of validity of this delegation;

3. Decides that the issuance price for the new shares may not be greater than the average listed market prices of the share on the Nouveau marche of Euronext Paris S.A. during the twenty trading days preceding the day of the decision setting the date of opening of the subscriptions, or lower than 20% of such average for the members of a company savings plan or 30% for the members of a voluntary employee savings partnership plan;

4. Decides to suppress in favor of the beneficiaries indicated above the preferred subscription right of the shareholders to the securities being the purpose of this authorization, and to waive any right to free shares that would be issued in accordance with this resolution;

5. Decides that the board of directors would have all powers to implement this delegation, with possibility to sub-delegate under the legal conditions, within the limits and under the conditions specified above for the purpose, in particular, of:

o setting under the legal conditions the list of the companies whose employees, pre-retired or retired persons may subscribe to the issued shares;

o deciding that the subscriptions may be carried out directly or through collective bodies;

o determining the conditions under which the retired and pre-retired members of a company or group savings plan may or not subscribe to the capital increase;

o setting the amounts of the issuance that would be completed pursuant to this authorization and deciding in particular the issuance price, dates, time-periods, terms and conditions of subscription, payment, delivery and use of the shares, within the applicable legal or regulatory limits;

o in case of granting of free shares or other securities granting access to the capital, setting the number of shares or free securities to be issued, the number to be granted to each beneficiary, and setting the dates, time-periods, terms and conditions of granting of such shares or securities within the applicable legal or regulatory limits;

o noting the completion of the capital increases up to the amount of the shares that would actually be issued pursuant to this authorization and proceeding with the subsequent modifications of the by-laws;

o if necessary, charging the costs of capital increases on the amount of the premiums related thereto and withdrawing on such amount the sums necessary to amount the legal reserve to one-tenth of the new capital after each capital increase;

o generally, entering into all agreements in particular to carry out the contemplated issuance successfully, taking all measures and carrying out all formalities necessary for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto.

Sixteenth resolution (Authorization to be granted to the board of directors in order to grant stock options)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors and the special report of the statutory auditors prepared pursuant to the law, authorizes the oard of directors, in the context of the provisions of Articles L.225-177 through L.225-186 of the French Commercial Code, to grant, in one or more occasions, in favor of such members of the staff as it might determine among the employees and possibly the corporate officers of the company and companies or groups related thereto under the conditions referred to in Article L.225-180 of said Code, options entitling to the subscription of new shares of the company to be issued as capital increase, as well as options entitling to the purchase of shares repurchased by the company. The stock options granted pursuant to this authorization may not entitle to a total number greater than 1,000,000 shares and shall be exercised within a maximum period of eight years.

Consequently, the shareholders' meeting grants all powers to the board of directors, with possibility to sub-delegate under the legal conditions, in order to set the conditions under which the options will be granted, in particular to determine the companies, members of the staff and corporate officers concerned, as well as the number of shares that may be subscribed or purchased by each of them. Such conditions may in particular include clauses conditioning the exercise of such options to the completion of some targets set by the board, as well as clauses prohibiting the immediate resale of all or part of the shares without the time-period imposed for conservation of securities exceeding three years as from the exercise of the option.

The price to be paid at the time of the release of the stock option shall be set by the oard of directors without such price being lower than the limit then applicable referred to in Article L.225-177 of the French Commercial Code. In the case of purchase option, such price may not be lower than the limit then applicable referred to in Article L.225-179 of such Code. However, if during the period when the granted options might be exercised, the company carries out one of the financial transactions or securities transactions provided for in Article L.225-181 of such Code, the board of directors will adjust, under the conditions provided for by the regulations then in force, the number and price of the shares included in the options granted to beneficiaries of options to take into account the effect of such transaction.

This authorization entails, in favor of the beneficiaries of stock options, express waivers from the shareholders of their preferred subscription right to shares that will be issued as the stock options are exercised. The share capital increase resulting from the exercises of stock options will be finally carried out as a result of the sole declaration of exercise of option along with subscription forms and exercise payments that may be made in cash or by offset with receivables on the company. The board of directors will notice, if necessary, under the legal conditions, the number and amount of shares issued further to exercises of stock options and will bring the necessary modifications to the clauses of the by-laws relating to the amount of the share capital and the number of shares representing it.

Finally, the board of directors will have all powers necessary to set the dates of exercise of the options, temporarily suspend the exercise thereof in case of financial transactions and decide all other terms and conditions of such options.

Such authorization will not deprive of effect the portion not yet exercised as of this day, if any, of any prior delegation granted to the board of directors in order to grant stock options.

This authorization is given for a thirty-eight month period as from this day.

Seventeenth resolution (Powers to carry out formalities)

The shareholders' meeting grants all powers to the bearer of an original, a copy, or an extract from these minutes in order to carry out all filing, publicity and other formalities where necessary.

Report of the board of directors
================================================================================



Ladies and Gentlemen:

                  The board of directors has convened you in an ordinary and extraordinary shareholders' meeting, in particular to consider the following issues:

Ordinary shareholders' meeting:
     -    Approval of the corporate financial statements

     -    Allocation of profit and loss
     -    Approval of the consolidated financial statements
     - Approval of agreements referred to in Article L225-28 of the French Commercial Code
     -    Determination of the amount of the directors' fees
     -    Appointment of four new directors
     -    Powers to carry out formalities

Extraordinary shareholders' meeting:
     -    Capital decrease by decrease of the shares' par value;
     -    Capital increase with preferred subscription right

     - Authorization to be given to the board of directors in order to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor of the latter
     - Authorizations and powers to be given to the board of directors to grant stock options
     -    Powers to carry out formalities

I.  Board of directors' report (ordinary agenda of the shareholders' meeting)

         Appointment of directors

     You are asked to appoint as directors of the company for a 3-year term each, i.e. until the adjournment of the annual ordinary shareholders' meeting called to rule on the financial statements for the fiscal year ending December 31, 2005, Messrs. Thomas H. Abott, David G. Detert, Paul Sfez, and Universal Capital Partners, represented by Mr. Pierre Besnainou as permanent representative.

     Accordingly, your board of directors is asking you to adopt the proposed sixth, seventh, eighth and ninth resolutions presented to you for such purpose.

II. Board of directors' report (extraordinary agenda of the shareholders' meeting)

1. Capital decrease caused by losses, and authorization to be given to the board of directors in order to increase the share capital through issuance - with preferred subscription right - of ordinary shares of the company

     On April 11, 2003, the company entered into a preliminary agreement on amendments to its bank financing, whose main terms and conditions are as follows:
     - a preliminary agreement with its senior secured lenders, regarding amendments to Genesys' $125 million credit facility that would extend the outstanding principal payment maturities ($118 million) through 2008;
     - a preliminary agreement with several bondholders (who are also shareholders of Genesys), representing 42.6% of Genesys' outstanding 3% convertible bonds, to extend 50% of the principal payment maturities to 2005, subject to approval of the meeting of bondholders; and
     - plans for Genesys to undertake a subscription rights offering of common shares to raise (euro) 6 to 8 million, with the preliminary consent of certain shareholders (including some who are also holders of convertible bonds) to purchase up to (euro) 6 million in the rights offering, to the extent not fully subscribed by other shareholders. Proceeds from such capital increase would be used to repay the majority of the outstanding principal amount of the company's 3% convertible bonds.

         The main terms and conditions of the agreement, subject to several conditions, and to final documentation, are the following.



         Amended Credit Facility

         The proposed amendments to the company's credit facility would provide a significant reduction in principal payments through 2006 and would extend the final maturity from 2006 to 2008. The amended principal payment schedule would be as follows:

          Year         Amended credit facility     Prior maturity schedule
          2003               $ 1 million                 $ 17 million
          2004              $ 18 million                 $ 22 million
          2005              $ 22 million                 $ 24 million
          2006              $ 30 million                 $ 55 million
          2007             $ 23.5 million
          2008             $ 23.5 million

     The interest rate under the credit facility will remain unchanged until 2007, at which time it will increase by a total of 200 basis points. Interest payments will continue to be paid semi-annually on April 30 and October 31, as currently required under the credit facility. Certain covenants will be amended, including financial ratios and certain undertakings to prepay the loan if free cash flows exceed certain levels.
         The credit facility was originally entered into in April 2001, to replace Genesys Conferencing's existing term loan ($ 35 million) and to refinance the outstanding debt ($ 75 million) of Vialog Corporation after it was acquired by Genesys.

         Redemption of the 3% convertible bonds

         The company has reached a preliminary agreement with several bondholders (who are also shareholders of Genesys), representing 42.6% of its outstanding 3% convertible bonds, under which 50% of convertible bonds would be redeemed on September 1, 2004, and 50% would be redeemed on October 31, 2005, as compared to the existing maturity date of September 1, 2004. This preliminary agreement is subject to obtaining approval of the extension of maturity from the meeting of bondholders.

         Rights offering with a subscription commitment

         The company also plans to undertake a subscription rights offering to raise (euro) 6 to (euro) 8 million, which would be used to repay the majority of the (euro) 8.4 million outstanding principal amount of the company's 3% convertible bonds. The rights offering will permit all existing Genesys shareholders to subscribe for newly issued shares

         Universal Capital Partners (UCP) and Part'Com/In-com (some of which are also convertible bonds holders), holding together, as of March 24, 2003, 15.4% of the company's capital (see press release of the CMF of April 3, 2003) have undertaken with the company to subscribe up to (euro) 6 million of issued shares, i.e. 75% of the maximum amount of the offering rights, to the extent not fully subscribed by Genesys' shareholders and provided that the preferential rights enable the subscription of shares at a price not greater than (euro) 2.2 euros per share.

         In order to enable the company to launch, subject to the required approvals from the regulatory authorities, this subscription rights offering, which is part of the restructuring project described above, and which will enable a recapitalization of the company that is needed due to the losses sustained by the company, we propose you to:

     -    reduce the par value of Genesys shares; and
     - approve, to the extent necessary, the principle of the aforementioned capital increase pursuant to the delegation of powers granted under the eleventh resolution of the shareholders' meeting of June 28, 2002.

         Reduction of the par value of Genesys shares

         We propose you to reduce the par value of Genesys shares from 5 euros to 1 euro in order to enable the company to carry out the contemplated subscription rights offering at a price that may be lower that the current par value of the shares (see. the undertakings to vote described above), while complying with Article L. 225-128 of the French Commercial Code, that prohibits societes anonymes from issuing share capital at an issuance price per share lower than the par value.

         As the company's negative carry forward, as of December 31, 2002, amounts to (euro) 141,803,246.55 (euro), we propose you to decrease the share capital by (euro) 61,884,816 to reduce it from (euro) 77,356,020 to (euro) 15,471,204, in order to wipe off up to (euro) 61,884,816 of said company's carry forward. Such capital decrease would be carried out by reducing the par value of each share, which would be reduced from (euro) 5 to (euro) 1 euro. In accordance with Article L.225-204 al.2 of of the French Commercial Code, you will hear the special report of the statutory auditors including their assessments on the causes and conditions of the transaction.

         In order to decrease the company's share capital by reducing the par-value of the shares, your board of directors proposes you to adopt the proposed eleventh, twelfth and thirteenth resolutions presented to you accordingly.

Capital increase of the company through issuance - with preferred subscription right - of shares of the company, of an amount included between (euro) 6,000,000 and (euro) 8,000,000, issuance premium included

         You are asked to approve, to the extent necessary, the principle of the capital increase, with shareholders' preferred subscription rights, of an amount included between (euro) 6,000,000 and (euro) 8,000,000, issuance premium included, above described in details; such capital increase would be carried out by your board of directors pursuant to the delegation of powers granted under the eleventh resolution of the shareholders' meeting of June 28, 2002.

         Your board of directors therefore proposes you to adopt the proposed fourteenth resolution presented to you for such purpose.

2. Delegation to be given to the board of directors in order to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor the latter

         Pursuant to Article L. 225-129 VII paragraph 1 of the French Commercial Code, "At the time of any decision to increase the capital, the extraordinary shareholders' meeting must rule on a proposed resolution, for the purpose of increasing the capital under the conditions provided for by Article L. 443-5 of the French Labor Code."

         Consequently, in the context of the proposed authorizations to increase the capital of the company as described above, the presentation of such a proposed authorization to the shareholders is a legal obligation.

         In accordance with law, you are therefore asked to delegate to the board of directors the powers necessary to increase the share capital, in one or more occasions, of a maximum nominal amount of 1 million euros, through issuances of shares reserved for employees, early retirees or retirees of the company and those of French or foreign companies related thereto under the legal conditions, provided that such employees, early retirees or retirees join a company or group savings plan or a voluntary employee savings partnership plan set up pursuant to Articles L.443-1 et seq. of the French Labor Code.

         The authorization provided for by the fifteenth resolution would be given for a twenty-six-month period from the adoption of this resolution. The issuance price of the new shares would be set by the board of directors, it being specified that in accordance with the law, said price may not be greater than the average of the market prices of the share on the Nouveau marche of Euronext Paris S.A. during the twenty trading days prior to the day of the decision setting the date of opening of the subscriptions, or lower by more than 20% to such average for members of a company savings plan or by 30% for members of a voluntary employee savings partnership plan.

         You would be led to suppress your preferred subscription right to new shares and to reserve the new shares to be issued to the aforementioned members. The terms and conditions of the capital increase(s) might be set by the board of directors pursuant to a delegation of the shareholders' collectivity.

     The board of directors therefore proposes you to adopt the proposed fifteenth resolution presented to you for such purpose.

3.  Stock options plan

         The board of directors is proposing you to authorize it to grant, in one or more occasions, for a thirty-eight-month period from the adoption of the resolution proposed to you, in favor of such members of staff personnel as it may determine among the employees and possibly corporate officers of the company and companies or groups related thereto under the conditions set in Article L.225-180 of said Code, options entitling to the subscription of new shares of the company to be issued as capital increase, as well as options entitling to the purchase of shares bought back by the company.

         The stock options granted pursuant to this authorization may not entitle to a total number greater than 1,000,000 shares and shall be exercised within the time-period provided for by the board of directors, without, for each option granted, such time-period exceeding eight years from the day of granting of the option.

         Each stock option shall be exercised at a price set by the board of directors on the day of its granting, without such price being lower than the limit then in force referred to in Article L.225-177 of the French Commercial Code in case of subscription option or Article L.225-179 of said Code in case of purchase option. However, if for the period during which the granted options may be exercised, the company has carried out one of the financial or securities transactions provided for by Article L.225-181 of said Code, the board of directors shall proceed, under the conditions provided for by the regulations then in force, to an adjustment of the number and price of the shares included in the options granted to the beneficiaries of options to take into account the effect of such transaction.

         In accordance with the law, this authorization shall entail express waiver of the shareholders to their preferred subscription right to the new shares to be issued in favor of the beneficiaries of stock options.

         The board of directors therefore proposes you to adopt the proposed sixteenth resolution presented to you for such purpose.

4. Information on the corporate matters since the beginning of the current fiscal year

         This information is included in the attached management report.

         Could you please read the proposed resolutions presented to you by the board of directors, approve them, and trust it for all measures to be taken concerning the terms and conditions of performance of each of the decisions or authorizations requested.



The board of directors

Brief review of the Company's position for the 2002 financial year (FRENCH GAAP)
--------------------------------------------------------------------------------


Overview


In 2001, we have completed two major acquisitions. In March 2001, we acquired Astound Incorporated, and in April 2001, we acquired Vialog Corporation.

In 2002, we consolidated our call center operations in North America from six call centers to two call centers to provide higher levels of customer service and improve operating efficiencies. We estimate that future annual cost savings from the consolidation will range from (euro) 6.5 to (euro) 7.8 million beginning 2003.


Genesys Group


Revenue and gross profit

Total revenues increased from (euro)179.0 million in 2001 to (euro) 201.4 million in 2002, an increase of 12.1%.

This increase was due to the impact of including a full year of revenues in 2002 from Vialog, but this effect has been partially offset by the decline by 6.6% of the annual average translation rate of U.S. dollar expressed in euros in 2002.

Regarding the line of business, Virtual group conferencing (Gen MC) increased by 51%, from (euro) 72.7 million during 2001 to (euro) 109.7million during 2002. Events & managed services revenues decreased by 14.2%, from (euro)93.5 million during 2001 to (euro)80.9 million during 2002. Video conferencing revenues decreased by 17.0%, from (euro)10.9 million during 2001 to (euro)9.0 million during 2002.

We currently operate in four reportable segments: North America, Europe, Asia-Pacific and video. The European revenue represents 29% of global revenue, North America is the most important with 63.1%, regarding Asia-Pacific revenue, it is about 3.2% of the global revenue.

Our gross profit increased by 10.1%, from (euro)102.8 million in 2001 to (euro)
114.0 million in 2002. As a percentage of revenues, gross profit decreased from 57.4% in 2001 to 56.6% in 2002.

Operating loss

Our operating loss increased from (euro)22.9 million in 2001 to (euro)25.8 million in 2002.

This increase was primarily a result of the increased impairment charge mainly associated with our 2001 acquisitions and the growth in our sales and marketing function, partly offset by the decrease of amortization expenses.

Financial Income (Expenses)

Net financial expenses increased from (euro)7.2 million in 2001 to (euro)10.8 million in 2002.

Income Tax Expense

We recorded income tax expense of (euro)8.5 million in 2001 and an income tax credit of (euro)3.4 million in 2002.

Amortization of Goodwill

Amortization of goodwill decreased from (euro)55.4 million in 2001 to (euro)56.5 million in 2002.

Net loss


For the foregoing reasons, we recorded a net loss of (euro) 96.6 million in 2002 compared to a net loss of (euro) 94.3 million in 2001.

Excluding the charge for impairment of goodwill and other intangible assets, our net loss would amount to (euro) 14.3 million in 2002, compared to (euro) 16.5 million in 2001.

Long term debt

On April, 20, 2001, Genesys and Vialog signed a credit facility of $US 125 million with BNP Paribas,, CIBC World Markets and Fortisbank. Modified by some amendment thereafter, this contract replaced Vialog multi-currency long-term loan of (euro)35 million.


Parent Company, Genesys SA

Statement of operations

The revenue and other operating income decreased by 22%, it amounts to (euro)
28.9 million in 2002 compared to (euro) 36.9 million in 2001. This decrease is principally due to the transfer of Teleconferencing business from Genesys SA to Genesys Conferencing France. Consequently, the revenue mainly includes the management fees Genesys SA bills to its subsidiary.

We recorded an operating loss of (euro)13.1 million in 2002 compared to an operating loss of (euro)8.7 million in 2001.

Genesys SA recorded a net loss of (euro)125.7 million against (euro)53.1 million in 2001. The net loss would be (euro) 141.8 million if the exceptional loss of
(euro) 2.9 million was excluded.

Balance sheet

The amount of Genesys SA shareholders' equity decreased from (euro)194.3 million in 2001 to (euro)56 million in 2002. This decrease is principally due to 2001 deficit absorption and to the net loss for the year 2002.

The long-term debt includes credit facility of (euro) 35.20 million in 2002.

On December 31, 2002, the total assets amount to represents (euro)161 million compared to (euro) 311.5 million in 2001.

Recent developments

In January 2003, we announced the realignment and streamlining of our senior management. This initiative finalizes the reorganizations performed in 2002, as part of a cost reduction effort to improve financial performance. After a reduction of headcount by 30% after the acquisitions of Vialog and Astound in 2001, the streamlined senior management structure delivers better and more cohesive teamwork. We estimate that future annual cost savings from the streamlining of our senior management will amount to (euro) 1.5 million, beginning 2003.

On April 14, 2003, the Company announced preliminary agreement on amendments to bank financing, as follows :

A preliminary agreement with its senior secured lenders regarding amendments to the U.S. $ 125 million credit facility that would extend the principal payment remaining due (U.S. $118 million) matures through 2008. The split of long-term debt in long-term portion and short-term portion on the balance sheet at December 31, 2002 takes into account this agreement.

A preliminary agreement with several bondholders (which are also shareholders of the Company), representing 42.6% of its outstanding 3% convertible bonds, to defer 50% of the principal payment maturity to 2005, subject to approval by a bondholders meeting and other conditions; and

Plans for to undertake a subscription rights offering of common shares to raise
(euro) 6 to (euro) 8 million of which preliminary commitments have been received from certain shareholders (some of which are also bondholders) to purchase up to
(euro) 6 million in the rights offering, to the extent not fully subscribed by other shareholders and the subscription price does not exceed 2.2 (euro) per share. Proceeds would be used to repay the majority of the outstanding principal amount of the Company's 3% convertible bonds.

This preliminary arrangement is subject to several conditions and to final documentation.

Five year financial summary
================================================================================


                    en Milliers de EUR          financial year    financial year   financial year   financial year  financial year
                                                  31/12/2002        31/12/2001       31/12/2000       31/12/1999      31/12/1998
---------------------------------------------------------------------------------------------------------------------------------
Capital at year end

Common stock                                     77 050 K EUR       76 355 K EUR    46 711 K EUR    30 311 K EUR   7 637 K EUR
Number of share of common stock outstanding        15,409,933         15,271,064       9,342,381       6,627,607     6,043,002

---------------------------------------------------------------------------------------------------------------------------------
Operations and income for the year

Net commercial sales                                   28,133             26,654          18,127          10,028         7,229
Income before tax, depreciation,
amortization and provisions                             3 579             -2,098           4,041           2,072         2,407
Tax on profit                                              30                  4               4               0             4
Income after tax, depreciation,
amortization and provisions                          -141,803            -62,179             423             566         2,082

---------------------------------------------------------------------------------------------------------------------------------
Personnel

Social security and other staff benefits            4,509,510          6,173,958       6,554,210       2,741,279     2,074,001
Total payroll for year                              2,167,978          2,478,911       1,819,269       1,198,959       909,487
Average number of employees during the year                92                142              96              62            51

Board of Director and Management biographies
================================================================================





Board of Directors
--------------------------------------------------------------------------------


---------------------------- -------------------------------------- ---------------------------------------------------
Francois Legros              Age:                                   37
Chairman and                 First elected:                         June 1997
Chief Executive Officer      Term expires:                          2005
                             Principal occupation:                  Chairman and Chief Executive Officer, Genesys

                             Other directorships and business       Director of Genesys Conferencing Inc,
                             experience:                            Genesys Conferencing Ltd,
                                                                    Genesys Conferencing Ltd (HK),
                                                                    Genesys Conferencing Pte Ltd,
                                                                    Genesys Conferencing Pty Ltd,
                                                                    Maga  Fund  Ltd  and  Genesys   Conferencing   Ltd
                                                                    (Canada)
                                                                    Chairman of Nextventure SA

-----------------------------------------------------------------------------------------------------------------------
Jean-Jacques Bertrand        Age:                                   50
Director                     First elected:                         October 1998*
                             Term expires:                          2005
                             Principal occupation:                  Managing Director, BNP Paribas Private Equity

                             Other directorships and business       Former Executive Vice President,
                             experience:                            Head of Communications Industry at Banexi;
                                                                    Director   of  Multitel   (Spain)   and   Musiwave
                                                                    (France);
                                                                    Former Director at Firstmark France.
-----------------------------------------------------------------------------------------------------------------------
Jean-Charles Bouillet        Age:                                   56
Director                     First elected:                         March 2000*
                             Term expires:                          2003
                             Principal occupation:                  Director for  Corporate  Development,  Unilog S.A.
                                                                    France

                             Other directorships and business       Former Director of Shangai Integrata (China)
                             experience:
-----------------------------------------------------------------------------------------------------------------------
Patrick S. Jones             Age:                                   59
Director                     First elected :                        June 2001
                             Term expires:                          2004
                             Principal occupation:                  Retired

                             Other directorships and business       Chairman of the Board, Dione Plc;
                             experience:                            Director  of  XRT-CERG  Smart  Trust  AB  and  QRS
                                                                    Corp.;   Former  Senior  Vice   President,   Chief
                                                                    Financial  Officer,   Gemplus  S.A.;  Former  Vice
                                                                    President and Corporate Controller of Intel Corp.
---------------------------- -------------------------------------- ---------------------------------------------------
     * Mr. Bertrand sat on our Board as the representative of Finovectron SA from 1990 to 1998 (except from September 1996 to April 1998, when
     Finovectron had another representative); Mr. Bouillet sat on our Board as the representative of STM-Goupil from 1988 to 1995.




Nominees

    At our annual shareholders' meeting scheduled for May 28, 2003, our shareholders will be asked to approve the appointment of Mr. Abbott and Mr. Detert as directors, each for a term of three years. Mr. Bouillet has requested that his name not be submitted to the shareholders' meeting for renewal of his term as a director of our company.

    Thomas Abbott is born in 1938 and is an expert in corporate operations management, re-engineering and system deployment having completed major corporate change projects while an executive with Lucent Technologies, where he served for more than 20 years before retiring in 1999. Mr. Abbott is a graduate of the Krannert MSIA program and holds a B.S. in Electrical Engineering from Purdue University.

    David Detert is born in 1938 and is currently our Executive Vice President, Chief Strategy Officer, although he has announced his intention to retire on July 1, 2003. Please see "--Senior Management" below for a description of his experience.

    Pierre Besnainou is born in 1954. He started his career in importing consumer goods from Asia. In 1981, he created Kaisui Group which started in importing mass consumption electronic devices and then in producing TV sets in France. He was Chairman of the Board until 1995 when the company was sold to Sagem. In 1998, he founded Liberty Surf Company which was listed in Paris Stock Exchange. He remained Chairman of the Board of the company until he sold his shareholding in the company to Tiscali in February 2001. Pierre Besnainou presently sits on or chairs the board of several companies: Universal Capital Partners (Belgium SA), Pop Corn Pub (French SAS) and Ateliers Modeles (French
SA) as representative of Universal Capital Partners SA, Financiere Multimedia Europe (Belgium SA), Euro Mediterranean Investment Fund (Tunisian SICAF).

     Paul Sfez is born in 1942. After his graduation from HEC-Paris (leading French business school), he obtained Masters in Economics and in Sociology. He started his career in the European Commission Services in Brussels and then taught Economics at HEC and at Paris VII University (Dauphine). In 1970, he founded Sorgem and then after chaired Sorgem O&D, a consulting company specialised in international development, economic policies and international investments. In 2001, he joined FM Management as Managing Director, which is running the operations of few investment funds, including Universal Capital Partners.
Paul Sfez presently sits on or chairs the board of several companies: Pop Corn Pub (French SAS), Ateliers Modeles (French SA), Sorgem O&D (French SA), FM Management (French SARL), Sud Sud International (French SA), Euro Mediterranean Investment Fund (Tunisian SICAF).


Senior Management

    Francois Legros, Chairman and Chief Executive Officer. Mr. Legros has been our Chairman and Chief Executive Officer since June 1997, and was the first employee to be hired by our company. Mr. Legros started his career at our company as Finance Manager and later became our Financial and Administrative Director. In 1994, he was appointed Managing Director of Genesys Sweden and Genesys Development Director and became Group Managing Director in 1996.

    David Detert, Executive Vice President, Chief Strategy Officer. Mr. Detert has been our Executive Vice President and Chief Strategy Officer since July 2002. He joined our company in October 1997 as Executive Vice President, Business Development, and in 1998 he was appointed to Executive Vice President, Research & Development, which he served until becoming our Executive Vice President, Networks & Infrastructure in 2001. Prior to joining our company, he served as President of the Daretel Group, a consulting firm specialized in U.S. and European business development in the area of teleconferencing. Mr. Detert has announced his intention to retire from our company on July 1, 2003. He will be nominated for appointment as a director of our company at our June 2003 annual shareholders meeting, see "--Directors" above.

    Margie Medalle, Executive Vice President and Chief Executive Officer, North America. Ms. Medalle has been our Executive Vice President and Chief Executive Officer, North America since April 2001. Prior to this time, she served as the President and Chief Executive Officer of our North American operating company after joining our company in April 1999 following our acquisition of Aloha Conferencing. Ms. Medalle was formerly President and Managing Director of Aloha Conferencing and prior to joining Aloha, Ms. Medalle owned her own consulting company specializing in mergers and acquisitions, strategic planning, financial analysis and efficiency studies.

    Olivier Fourcade, Executive Vice President, Asia Pacific. Mr. Fourcade, our Executive Vice President, Asia Pacific, joined our company in 1991, and since then has held several positions including Executive Vice Present, Marketing Manager Europe and Executive Vice President, Video Business Unit. Today, Mr. Fourcade serves as our Executive Vice President, Asia Pacific, a position he has held since October 2001.

    Jim Huzell, President, Group. Mr. Huzell joined our company as Chief Operating Officer in 2000 and was named President, Group in June 2002. Prior to joining our company, Mr. Huzell spent five years as Managing Director of ScanMarket AB, a consulting business, working on business development projects for mobile telephone companies such as Ericsson and Nokia as well as with several other technology ventures. Prior to joining ScanMarket, Mr. Huzell served for four years as Chief Executive Officer of Comviq European, an independent mobile telephone operator.

    Michael E. Savage, Executive Vice President and Chief Financial Officer. Mr. Savage joined our company as Executive Vice President and Chief Financial Officer in September 2001. Prior to this time, he served as Senior Vice President and Chief Financial Officer of Vialog Corporation, a position he held from September 1999. Before joining Vialog, Mr. Savage also served as Chief Financial Officer of America Online/Digital City, and prior to that position, as Chief Financial Officer and Vice President of World Corp., the holding company of World Airways, Inc. and InteliData Technologies Corp.

    Marie Capela-Laborde, Executive Vice President, Chief Legal and Human Resources Officer. Ms. Capela-Laborde has served as our Executive Vice President Chief Legal and Human Resources since July 2001. She joined our company in March 1998 as Head of the Legal Division and later as Group General Counsel & Secretary. Prior to that time she worked as an attorney in her own law firm.

    Mark Taverner, Chief Executive Officer Video Division. Mr. Taverner has been with our company since 1996. Originally, Mr Taverner worked at Darome (the UK English subsidiary, which were acquired in October 1997 as New Business Manager for Europe. Mr Taverner then held different positions at our company in connection with our expanding sales & marketing operations. More recently, Mr Taverner was UK Director of Sales, then Director of Sales Operations Europe, Middle East and Africa, and Vice President, Resellers Europe, Middle East and Africa. Prior to joining Darome, Mr Taverner worked for a marketing consultancy in sales management positions in the European, Middle Eastern, African and Asia Pacific regions.

    Denise Persson, Executive Vice President of Marketing, Ms Persson joined our company in 1996 as Marketing Manager for our first foreign subsidiary in Sweden. Ms. Persson later joined the marketing team in France as product manager and in 1999, was appointed Marketing Director, and then later, promoted to Vice President of Marketing in February 2001. She has held her present position since January 2003. Prior to joining our company, Ms. Persson served in various sales and marketing positions at Commodore and Kuwait Petroleum in Sweden.

    Shelly Robertson, Executive Vice President Production & Infrastructure. Ms. Robertson entered the teleconferencing industry with employment at ACCESS Teleconferencing Inc in January 1994 (which later became Vialog Group Communications in 1998, and which we acquired in 2001). At ACCESS/Vialog she held the following positions: Client Services Director, Operations Director, and Director of Operations Integration. Since acquiring Vialog, Ms. Robertson has held the following positions at our company: General Manager, Montgomery, AL call center; General Manager, Reston, VA call center; Vice President, North America Operations, and Vice President, Global Operations.

    Jim Lysinger, Executive Vice President, Europe. Mr. Lysinger joined our company as a result of our 1999 acquisition of Williams Conferencing. From 1999 until 2002, Mr. Lysinger was our Vice President of Sales for the North American region. At Williams Conferencing (and previously at ITC, which was acquired by Williams Conferencing), he was responsible for the Channel Sales Group. Prior to ITC/Williams, Mr. Lysinger spent nearly ten years with Sprint Corporation in various sales and sales management positions.

             REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION


              referred to in article 135, as amended, of the Decree
                          No. 67-236 of March 23, 1967



                                    MAILING :
                           NATEXIS BANQUES POPULAIRES
                                Service Assemblee
                         10-12 Avenue Winston Churchill
                         94677 Chrarenton-le-Pont Cedex
                                     France




I, the undersigned


Last names or :................................................................

Address :......................................................................


acting in my capacity as shareholder of :


GENESYS S.A.


acknowledge having already received the documents, concerning the Shareholders' Combined General Meeting of June 5, 2003 that has been convened, referred to in article 133, as amended, of the Decree No. 67-236 of March 23, 1967, namely : the agenda, the draft resolutions and the Board report, the summary statement of the Company's position during the last fiscal year (with the annexed table of results for the last five fiscal years), Directors and Management biographies.


Hereby request said Company to send me, at no charge, prior to the Combined General Meeting of June 5, 2003 (1) the documents and information referred to in article 135 of the same Decree.


                                         Done at          , on           , 2003

                                            Signature



(1) in accordance with the provisions of Articles 133-4(degree) and 138, para. 3 of the Decree of March 23, 1967, any registered shareholder may, by a single request, obtain from the Company by mail the documents and information referred to in Articles 133 and 135 of the same Decree on the occasion of each of the Meetings to be held after the above mentioned Meeting (Article 135, refers, in particular, depending on the nature of the Meeting, to the information concerning the directors and general managers, and, if applicable, to the candidates to the Board of Directors , the management report, the balance sheet, the income statement, the notes, the reports of the Auditors, and the Auditors' report as well as the report of the Board of Directors that must be presented to the Extraordinary Shareholders' Meeting in cases provided by law).

If the Shareholder wishes to benefit from this service, he/she must mention it on the present request.

                                  GENESYS S.A.



                            COMBINED GENERAL MEETING
                          (ORDINARY AND EXTRAORDINARY)
                                 OF JUNE 5, 2003
                             at Genesys Headquarters
                               Immeuble l'Acropole
                             954, avenue Jean Mermoz
                       34967, Montpellier Cedex 2, France


                          REQUEST FOR AN ADMISSION CARD



I, the undersigned



LAST NAME (Mr., Mrs or Miss)....................................................

Or Company name



First Name......................................................................



Complete address                N(degree)...........Street......................



                                Postal Code............City.....................



                                Country.........................................



Owner of....................    registered shares



And/or......................    bearer shares held in an account at



.............................    ................................................


Hereby request NATEXIS BANQUES POPULAIRES - Service des Assemblees, 10-12 avenue Winston Churchill, 94677 Charenton-le-Pont Cedex, France, to send me, at the above address, an admission card to the combined General Meeting (Ordinary and Extraordinary) to be held on June 5, 2003.



                                     Done at         ,on          ,2003

                                        Signature

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 1, 2003

                              GENESYS SA


                              By: /s/ Francois Legros
                                  ----------------------------------------------
                                   Name:  Francois Legros
                                   Title: Chairman and Chief Executive Officer